===============================================================================




                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                   FORM 11-K
                                 ANNUAL REPORT


                          Pursuant to Section 15 (d)

                    of the Securities Exchange Act of 1934

                     for the year ended December 31, 1998

                AMERICAN HOME PRODUCTS CORPORATION SAVINGS PLAN
                           (Full title of the Plan)


                      AMERICAN HOME PRODUCTS CORPORATION
         (Name of Issuer of the securities held pursuant to the Plan)


                              Five Giralda Farms
                           Madison, New Jersey 07940
                    (Address of principal executive office)


===============================================================================

                                   SIGNATURE
                                   ---------



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                          AMERICAN HOME PRODUCTS CORPORATION
                          ----------------------------------
                                  (Registrant)


                          By:   /s/ Paul J. Jones
                               -------------------------------
                               Paul J. Jones
                               Vice President and Comptroller


Date: June 23, 1999

                                   SIGNATURE
                                   ---------



Pursuant to the requirements of the Securities Exchange Act of 1934, the American Home Products Corporation Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                          AMERICAN HOME PRODUCTS CORPORATION
                          SAVINGS PLAN


                               By:    /s/ Thomas M . Nee
                                    Thomas M. Nee
                                    -----------------------------
                                    Chairman of the American Home
                                    Products Corporation Savings
                                    Plan Committee


Date: June 23, 1999

                      AMERICAN HOME PRODUCTS CORPORATION

                                 SAVINGS PLAN

                             FINANCIAL STATEMENTS

                       AS OF DECEMBER 31, 1998 AND 1997

            TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
















EMPLOYER IDENTIFICATION NUMBER - 13-2526821

PLAN NUMBER - 045

                      AMERICAN HOME PRODUCTS CORPORATION
                                 SAVINGS PLAN
                          DECEMBER 31, 1998 AND 1997

                                     INDEX



                                                                    Page
                                                                    ----

Report of Independent Public Accountants

Statements of Net Assets Applicable to Participants'
Equity as of December 31, 1998 and 1997                             1 - 2

Statement of Changes in Net Assets Applicable
to Participants' Equity for the Year Ended
December 31, 1998                                                     3

Notes to Financial Statements                                       4 - 9

Supplemental Schedules:

I.     Item 27a - Schedule of Assets Held for
       Investment Purposes as of December 31, 1998                Schedule I

II.    Item 27d - Schedule of Reportable Transactions
       For the Year Ended December 31, 1998                       Schedule II

Consent of Independent Public Accountants

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                   ----------------------------------------

To the Participants and Savings Plan Committee of the American Home Products Corporation Savings Plan:

We have audited the accompanying statements of net assets applicable to participants' equity of the American Home Products Corporation Savings Plan as of December 31, 1998 and 1997, and the related statement of changes in net assets applicable to participants' equity for the year ended December 31, 1998. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets applicable to participants' equity of the American Home Products Corporation Savings Plan as of December 31, 1998 and 1997, and the changes in its net assets applicable to participants' equity for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets applicable to participants' equity and statement of changes in net assets applicable to participants' equity is presented for purposes of additional analysis rather than to present the net assets applicable to participants' equity and statement of changes in net assets applicable to participants' equity of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


ARTHUR ANDERSEN LLP

New York, New York
June 23, 1999


                               American Home Products Corporation Savings Plan
                         Statement of Net Assets Applicable to Participants' Equity
                                          As of December 31, 1998



                                                                                            Fidelity
                                          AHPC                                            International
                     Interest            Common           Fidelity          Fidelity         Growth &
                      Income             Stock            Magellan          Balance           Income
                       Fund               Fund              Fund             Fund              Fund
                 ---------------------------------------------------------------------------------------

Cash and Cash
 Equivalents         $16,565,851                $0                $0               $0                 $0

Investments at
 Market Value                  0       675,971,089       193,011,303      155,613,787         40,419,098

Investment at
 Contract Value       15,131,239                 0                 0                0                  0

Group Annuity and
 Other Investment
 Contracts, at
 Contract Value      472,688,473                 0                 0                0                  0

Loans to Plan
 Participants                  0                 0                 0                0                  0

Receivable from
 Employer              1,242,851         6,474,699         1,096,216          464,050            298,527
                 ---------------------------------------------------------------------------------------

Net Assets
 Applicable to
 Participants'
 Equity             $505,628,414      $682,445,788      $194,107,519     $156,077,837        $40,717,625
                 =======================================================================================



                     Fidelity           Fidelity
                     Spartan           Low-Priced            MAS
                   U.S. Equity           Stock              Value            Loan              Total
                    Index Fund            Fund            Portfolio          Fund              Funds
                 ---------------------------------------------------------------------------------------
Cash and Cash                 $0                $0                $0               $0        $16,565,851
 Equivalents

Investments at
 Market Value        380,335,155        23,422,486        10,437,574                0      1,479,210,492

Investment at
 Contract Value                0                 0                 0                0         15,131,239

Group Annuity and
 Other Investment
 Contracts, at
 Contract Value                0                 0                 0                0        472,688,473

Loans to Plan
Participants                   0                 0                 0       32,563,873         32,563,873

Receivable from
 Employer              1,223,073           173,855            80,871                0         11,054,142
                 ---------------------------------------------------------------------------------------

Net Assets
 Applicable to
 Participants'
 Equity             $381,558,228       $23,596,341       $10,518,445      $32,563,873     $2,027,214,070
                 =======================================================================================


        The accompanying notes to financial statements are an integral part of this statement.

                                                     -1-

                                American Home Products Corporation Savings Plan
                         Statement of Net Assets Applicable to Participants' Equity
                                           As of December 31, 1997



                                                                                             Fidelity
                                          AHPC                                             International
                       Interest          Common           Fidelity         Fidelity          Growth &
                        Income           Stock            Magellan         Balanced           Income
                         Fund             Fund              Fund             Fund              Fund
                 ---------------------------------------------------------------------------------------

Cash and Cash
 Equivalents          $9,437,192          $920,606                $0               $0                 $0

Investments at
 Market Value                  0       457,974,052       141,691,516      140,837,178         40,949,720

Group Annuity and
 Other Investment
 Contracts, at
 Contract Value      523,956,853                 0                 0                0                  0

Loans to Plan
 Participants                  0                 0                 0                0                  0

Receivable from
 Employer              1,474,728         2,818,627           908,580          461,718            302,212
                 ---------------------------------------------------------------------------------------

Net Assets
 Applicable to
 Participants'
 Equity             $534,868,773      $461,713,285      $142,600,096     $141,298,896        $41,251,932
                 =======================================================================================



                     Fidelity           Fidelity
                      Spartan          Low-Priced           MAS
                    U.S. Equity          Stock             Value             Loan              Total
                    Index Fund           Fund            Portfolio           Fund              Funds
                 ---------------------------------------------------------------------------------------

Cash and Cash
  Equivalents                 $0                $0                $0               $0        $10,357,798

Investments at
 Market Value        324,715,181        25,465,619         9,065,577                0      1,140,698,843

Group Annuity and
 Other Investment
 Contracts, at
 Contract Value                0                 0                 0                0        523,956,853

Loans to Plan
 Participants                  0                 0                 0       40,951,439         40,951,439

Receivable from
 Employer              1,110,027           131,047            53,721                0          7,260,660
                 ---------------------------------------------------------------------------------------

Net Assets
 Applicable to
 Participants'
 Equity             $325,825,208       $25,596,666        $9,119,298      $40,951,439     $1,723,225,593
                ========================================================================================



        The accompanying notes to financial statements are an integral part of this statement.

                                                     -2-

                               American Home Products Corporation Savings Plan
                 Statement of Changes in Net Assets Applicable to Participants' Equity
                                  For the Year Ended December 31, 1998


                                                                                                             Fidelity
                                          Interest                                                          International
                                           Income        AHPC Common   Fidelity Magellan     Fidelity        Growth &
                                            Fund         Stock Fund         Fund           Balanced Fund    Income Fund
                                    --------------------------------------------------------------------------------------

Additions:

Participant Contributions                $18,691,951     $30,259,848      $18,335,841         $8,537,956       $5,580,087

Employer Contributions                     5,827,622      11,195,223        4,640,670          1,933,066        1,461,514

Rollovers into Plan                          742,129         743,185          411,750            236,239          134,643

Dividend Income on Investments                     0      10,179,100        8,800,045         15,275,676        1,340,219

Interest on Group Annuity and Other
Investment Contracts and Cash
Equivalents                               31,587,524         434,930                0                  0                0

Net Appreciation (Depreciation) on
Investments                                        0     222,529,054       39,149,717         11,886,242        2,495,428

Loans Originated                         (4,183,037)     (5,346,338)      (1,598,558)          (920,939)        (337,237)
                                    -------------------------------------------------------------------------------------

        Total Additions                   52,666,189     269,995,002       69,739,465         36,948,240       10,674,654

Deductions:

Benefits Paid to Participants           (47,837,173)    (21,447,153)      (7,152,252)        (7,322,315)      (1,786,573)

Loan Repayments, Including Interest        4,996,328       5,010,042        1,645,704          1,037,209          399,431

Transfer out of Plan                    (59,007,071)    (50,316,543)     (14,232,474)       (10,524,381)      (2,742,027)
                                    -------------------------------------------------------------------------------------

        Total Deductions               (101,847,916)    (66,753,654)     (19,739,022)       (16,809,487)      (4,129,169)

Interfund Transfers                       19,941,368      17,491,155        1,506,980        (5,359,812)      (7,079,792)

Net (Deductions) Additions              (29,240,359)     220,732,503       51,507,423         14,778,941        (534,307)

Net Assets Applicable to Participants'
Equity:

Beginning of year                        534,868,773     461,713,285      142,600,096        141,298,896       41,251,932
                                    -------------------------------------------------------------------------------------

End of year                             $505,628,414    $682,445,788     $194,107,519       $156,077,837      $40,717,625
                                    =====================================================================================



                                          Fidelity
                                          Spartan          Fidelity
                                        U.S. Equity       Low-Priced       MAS Value
                                        Index Fund        Stock Fund       Portfolio          Loan Fund      Total Funds
                                    -------------------------------------------------------------------------------------

Additions:

Participant Contributions                $22,304,209      $3,275,753       $1,482,685                 $0     $108,468,330

Employer Contributions                     5,213,840         697,301          320,757                  0       31,289,993

Rollovers into Plan                          392,374          60,410           73,988                  0        2,794,718

Dividend Income on Investments             7,890,025       2,044,860        1,712,898                  0       47,242,823

Interest on Group Annuity and Other
Investment Contracts and Cash
Equivalents                                        0               0                0                  0       32,022,454

Net Appreciation (Depreciation) on
Investments                               79,511,091     (2,013,639)      (2,072,186)                  0      351,485,707

Loans Originated                         (2,042,174)       (164,535)         (53,328)         14,646,146                0
                                    -------------------------------------------------------------------------------------

        Total Additions                  113,269,365       3,900,150        1,464,814         14,646,146      573,304,025

Deductions:

Benefits Paid to Participants           (14,253,705)     (1,250,163)        (485,022)        (1,612,740)    (103,147,096)

Loan Repayments, Including Interest        2,358,752         226,373          119,357       (12,905,540)        2,887,656

Transfer out of Plan                    (19,972,103)     (1,830,257)      (1,915,820)        (8,515,432)    (169,056,108)
                                    -------------------------------------------------------------------------------------

        Total Deductions                (31,867,056)     (2,854,047)      (2,281,485)       (23,033,712)    (269,315,548)

Interfund Transfers                     (25,669,289)     (3,046,428)        2,215,818                  0                0

Net (Deductions) Additions                55,733,020     (2,000,325)        1,399,147        (8,387,566)      303,988,477

Net Assets Applicable to Participants'
Equity:

Beginning of year                        325,825,208      25,596,666        9,119,298         40,951,439    1,723,225,593
                                    -------------------------------------------------------------------------------------

End of year                             $381,558,228     $23,596,341      $10,518,445        $32,563,873   $2,027,214,070
                                    =====================================================================================

                   The accompanying notes to financial statements are an integral part of this statement.

                                                                  -3-


                      AMERICAN HOME PRODUCTS CORPORATION
                                 SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS





NOTE 1 - PLAN DESCRIPTION
         ----------------

The following description of the American Home Products Corporation Savings Plan (the "Plan") only provides general information. Participants of the Plan should refer to the Plan Document for a more detailed and complete description of the Plan's provisions.

General
-------

The Plan, a defined contribution profit-sharing plan, was approved and adopted by the Board of Directors of American Home Products Corporation ("AHP" or the "Company") and became effective on April 1, 1985. Full or part-time (U.S. paid) employees of the Company and its participating subsidiaries who are not subject to a collective bargaining agreement ("non-union") are eligible to participate in the Plan after attaining age 21, as defined in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended, and the Internal Revenue Code (the "Code").

In connection with the sale of the Sherwood-Davis & Geck medical devices business effective February 28, 1998, the assets attributable to participants from the medical devices business were transferred out of the Plan. In connection with the sale of Quinton Instrument Company effective June 5, 1998, the assets attributable to participants from this business were transferred out of the Plan.

Contributions
-------------

Participants may elect to make contributions to the Plan in whole percentages up to a maximum of 16% of their covered compensation, as defined. Contributions can be made on a before-tax basis ("salary deferral contributions"), an after-tax basis ("after-tax contributions"), or a combination of both. AHP will contribute an amount equal to 50% of the participant's contributions to the Plan for contributions up to 6% of the participant's covered compensation. Under the Code, salary deferral contributions, total annual contributions, and the amount of compensation that can be included for Plan purposes are subject to annual limitations.

Vesting and Separation From Service
-----------------------------------

Participants are fully vested at all times in their salary deferral and after-tax contributions and rollovers. A participant is also fully vested in Company matching contributions if the participant has at least five years of continuous service, as defined. If participants have less than five years of continuous service, such participants become vested in the matching contribution according to the following schedule:

                                                      Vesting
               Years of Continuous Service          Percentage
               ---------------------------          ----------
                    1 year completed                     0%
                    2 years completed                   25%
                    3 years completed                   50%
                    4 years completed                   75%
                    5 years completed                  100%

Regardless of the number of years of continuous service, participants shall be fully vested in their matching contribution account upon reaching age 65 or upon death, if earlier.

The non-vested portion of the matching contribution is forfeited and becomes available to satisfy future Company matching contributions, if employment is terminated prior to full vesting. As of December 31, 1998, the amount of forfeitures available to offset future Company contributions totaled $210,325.

Distributions
-------------

Participants are entitled to withdraw all or any portion of their after-tax contributions. Participants may make full or partial withdrawals of funds in any of their accounts upon attaining age 59 1/2 or for financial hardship, as defined in the Plan Document, before that age. Participants may qualify for financial hardship withdrawals if they have an immediate and heavy financial need, as determined by the AHP Savings Plan Committee (the "Committee"). Participants are limited to one hardship and one non-hardship withdrawal each year, and have no other funds that are readily available to meet that need. Participants cannot make a hardship withdrawal of the earnings on before-tax account balances which were credited to their accounts on or after January 1, 1988.

Upon termination of employment, participants are entitled to a lump-sum distribution of their vested account balance. An election can be made to defer the distribution if the participant's account balance is greater than $5,000 and the participant is less than 70 1/2 years of age.

Loans
-----

Employees who have a vested account balance of at least $2,000 may borrow from the vested portion of their account, subject to certain maximum amounts. Participants in the Plan may borrow up to 50% of their vested account balances. Each loan is secured by the borrower's vested interest in their account balance. Participants may have outstanding up to two general purpose loans and one loan to acquire or construct a principal residence. All loans must be repaid within 5 years except for those used to acquire or construct a principal residence, which must be repaid within 15 years. Defaults on participants' loans during the year are treated as withdrawals and are fully taxable to the participants. The interest rate charged provides a return commensurate with a market rate, or such other rate as permitted by government regulations.

Amendments to the Plan
----------------------

The Plan was amended in 1998 to allow employees of the Company the option to rollover investment balances from other U.S. qualified pension and savings plans into the Plan. These balances may be invested in any of the investment options provided by the Plan.

Effective January 1, 1998, the Committee amended the Plan with regards to the provisions dealing with hardship withdrawals, restrictions on loan repayments, and to increase from $3,500 to $5,000 the threshold for the automatic cashout of terminated employees.

NOTE 2 - ACCOUNTING POLICIES
         -------------------

Investment Valuation
--------------------

AHP's common stock is recorded at fair market value at December 31, 1998 and 1997. Shares in the Fidelity Funds and the MAS Value Portfolio are recorded at fair market value, which is based on their published net asset value at December 31, 1998 and 1997. The contracts comprising the Interest Income Fund are recorded at contract value based upon information provided by the Fidelity Management Trust Company (the "Trustee") which approximates market value.

Investment transactions are recorded on a trade date basis. Net realized gains and losses on investments are determined, for accounting purposes, on a moving weighted average basis as of the trade date and are included in net appreciation (depreciation) on investments in the Statement of Changes in Net Assets Applicable to Participants' Equity.

The net change in the difference between cost and current market value of investments held is reflected in net appreciation (depreciation) on investments in the Statement of Changes in Net Assets Applicable to Participants' Equity.

Administrative Costs
--------------------

All costs and expenses of administering the Plan are paid by AHP.

Receivable from Employer
------------------------

The receivable from employer at December 31, 1998 and 1997 represents employer and employee contributions and loan repayments withheld from employees' but not remitted to the Trustee until after the Plan's year-end.

Use of Estimates
----------------

The  financial  statements  have been  prepared  in  accordance  with  generally
accepted  accounting   principles  and  necessarily  include  amounts  based  on
judgements and estimates made by management.

NOTE 3 - INVESTMENT ELECTIONS
         --------------------

Participants can elect to invest amounts credited to their account in any of eight investment funds and transfer amounts between funds at any time during the year. Investment elections must be made in multiples of 10%. Transfers between funds must be made in whole percentages and/or in an amount of at least $250.

The eight investment options are as follows:

      Interest Income Fund - consists primarily of contracts issued by life insurance companies which pay a specified rate of interest for a fixed period of time and repay principal at maturity. The fund and its contracts are not guaranteed by the Company or any other institution. However, the Committee has established guidelines that provide that contracts be placed with companies rated Aa3 or higher by Moody's and AA- or higher by Standard & Poor. The interest rate payable to Plan participants in this fund will be a rate which reflects a blend of the total investments made by the fund. During 1998, the Company began investing in a collective trust. The purpose of the collective trust is to provide for the collective investment of assets of participating tax qualified pension and profit sharing plans and related trusts in guaranteed investment contracts and readily marketable assets. The average blended interest rate attributable to the contracts in the interest income fund approximated 6.63% for 1998.

      AHPC Common Stock Fund - consists primarily of AHP common stock. Purchases and sales of AHP common stock are made in the open market. Participants have full voting rights for equivalent shares purchased at their direction under the Plan.

      Fidelity Magellan Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks long-term capital appreciation by actively managing investments in the stocks of companies with above average growth potential.

      Fidelity Balanced Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company that invests in high yielding securities, including common stocks, preferred stocks and bonds, with at least 25% of the fund's assets in fixed income senior securities.

      Fidelity International Growth & Income Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks long-term growth and current income by investing in assets, of which at least 65% are in securities of issuers that have their principal business activities outside of the United States.

      Fidelity Spartan U.S. Equity Index Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks to provide investment results that correspond to the total return performance of the companies that make up the Standard & Poor's 500 Index.

      Fidelity Low-Priced Stock Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company, that invests primarily in domestic and international small capitalization equities.

      MAS Value Portfolio - consists of shares in a mutual fund managed by Miller Anderson & Sherrerd which seeks long-term returns by investing in stocks of large and mid-sized companies.

NOTE 4 - MANAGEMENT OF THE PLAN
        ----------------------

The Plan is administered by the Committee, which was appointed by the Board of Directors of AHP. Fidelity Management Trust Company was appointed by the Committee as Trustee, recordkeeper, and custodian, and is a party-in-interest to the Plan.

NOTE 5 - FEDERAL INCOME TAX STATUS
         -------------------------

The Plan obtained its latest determination letter on November 29, 1995, in which the Internal Revenue Service stated that the Plan, as amended effective December 22, 1994, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan, as currently designed, is being operated in compliance with the applicable requirements of the Code.

NOTE 6 - PLAN TERMINATION
         ----------------

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their Company contribution accounts and are entitled to full distribution of such amounts.

NOTE 7 - INVESTMENTS
         -----------

The fair market value of individual investments that represent 5% or more of the Plan's total net assets are as follows:

                                           1998           1997
                                           ----           ----
AHPC Common Stock, 12,000,629 and
11,974,686* shares, respectively      $675,971,089   $457,974,052

Fidelity Magellan Fund                $193,011,303   $141,691,516

Fidelity Balanced Fund                $155,613,787   $140,837,178

Fidelity Spartan U.S. Equity Index    $380,335,155   $324,715,181
Fund

*Adjusted to reflect a two-for-one common stock split effective April 24,1998.

NOTE 8 - SUBSEQUENT EVENTS
         -----------------

The Plan will be amended to allow Plan participants retiring July 1, 1999 or later to roll lump-sum distributions from the AHPC Retirement Plan - U.S. into the Plan, provided that retirees retain a balance in the Plan subsequent to retirement.

During 1999, the Company approved the merging of the AHPC Solgar Union Profit Sharing Retirement Plan (the "Solgar Plan") into the Plan. The balances from the Solgar Plan will be 100% vested at the time of the merger.

                                                                                                    Schedule I
                                American Home Products Corporation Savings Plan
                                     Item 27a - Schedule of Assets Held
                                          for Investment Purposes
                                          As of December 31, 1998
                                  Employer Identification Number - 13-2526821
                                             Plan Number - 045

                                                                           (d) Cost/
(a&b) Identity of Issuer                 (c) Description of Investment     Contract Value     (e)Current Value
------------------------                 -----------------------------     --------------     ----------------

Group Annuity and Investment Contracts:
---------------------------------------

Allstate Life Insurance                  GIC 6.30% Due 9/15/00                 $6,110,226           $6,110,226
                                         GIC 6.75% Due 3/15/02                 29,344,691           29,344,691

American International Life              GIC 7.02% Due 7/01/99                  2,276,639            2,276,639
                                         GIC 5.53% Due 12/17/01                25,836,300           25,836,300

John Hancock Mutual Life Insurance       GIC 7.25% Due 7/01/99                  8,930,817            8,930,817
                                         GIC 5.80% Due 12/15/00                20,553,903           20,553,903
                                         GIC 6.05% Due 12/15/04                25,475,499           25,475,499
                                         GIC 7.05% Due 9/28/01                 22,747,590           22,747,590

Metropolitan Life Insurance              GIC 6.38% Due 6/15/00                 23,283,459           23,283,459
                                         GIC 7.00% Due 12/15/02                21,826,762           21,826,762

Monumental Life Insurance                GIC 6.10% Due 9/30/01                 14,237,615           14,237,615
                                         GIC 8.15% Due 10/1/99                 13,606,038           13,606,038
                                         GIC 6.74% Due 6/15/00                 27,804,403           27,804,403
                                         GIC 6.56% Due 6/16/03                 22,703,645           22,703,645

New York Life Insurance                  GIC 7.47% Due 6/15/99                 43,850,919           43,850,919

Pacific Mutual Life Insurance            GIC 6.06% Due 6/30/01                 14,216,354           14,216,354
                                         GIC 7.05% Due 6/14/02                 11,548,810           11,548,810
                                         GIC 6.73% Due 9/15/02                 28,086,099           28,086,099

Principal Mutual Life Insurance          GIC 5.65% Due 12/31/02                24,305,344           24,305,344
                                         GIC 6.40% Due 12/15/01                48,887,747           48,887,747


            The accompanying notes to financial statements are an integral part of this schedule.



                                                                                                    Schedule I
                                                                                                   (Continued)
                                American Home Products Corporation Savings Plan
                                     Item 27a - Schedule of Assets Held
                                          for Investment Purposes
                                          As of December 31, 1998
                                  Employer Identification Number - 13-2526821
                                             Plan Number - 045

                                                                           (d) Cost/
(a&b) Identity of Issuer                 (c) Description of Investment     Contract Value     (e)Current Value
------------------------                 -----------------------------     --------------     ----------------

Group Annuity and Investment Contracts:
---------------------------------------

Security Life of Denver                  GIC 7.05% Due 6/14/02                 16,697,555           16,697,555

Transamerica Life and Annuity            GIC 6.24% Due 9/15/00                 20,358,058           20,358,058
                                                                               -------------------------------
     Total Group Annuity and Other
     Investment Contracts                                                    $472,688,473         $472,688,473
                                                                             =================================

Collective Trust:
-----------------
SEI Financial Management                 6.16%                                $15,131,239          $15,131,239
                                                                             =================================
American Home Products*
  Corporation Common Stock               12,000,629 shares                   $429,671,455         $675,971,089
  ------------------------                                                   =================================

Mutual Funds:
-------------
Fidelity Management Trust Company*       Magellan Fund
                                         1,597,511 shares                    $145,929,839         $193,011,303
                                                                             =================================

Fidelity Management Trust Company*       Balanced Fund
                                         9,511,845 shares                    $135,555,932         $155,613,787
                                                                             =================================

Fidelity Management Trust Company*       International Growth & Income Fund
                                         1,933,033 shares                     $38,452,187          $40,419,098
                                                                             =================================

Fidelity Management Trust Company*       Spartan U.S. Equity Index Fund
                                         8,651,846 shares                    $236,901,594         $380,335,155
                                                                             =================================

Fidelity Management Trust Company*       Low-Priced Stock Fund
                                         1,025,054 shares                     $25,335,994          $23,422,486
                                                                             =================================

Miller Anderson & Sherrerd               MAS Value Portfolio
                                         723,324 shares                       $12,896,530          $10,437,574
                                                                             =================================

Loans Receivable:
-----------------
Loans to Plan Participants               Rates ranging from 6.5% to 11%
                                         Due through 2014                     $32,563,873          $32,563,873
                                                                             =================================

* Represents a party-in-interest to the Plan.

            The accompanying notes to financial statements are an integral part of this schedule.


                                                                                                                         Schedule II
                                         American Home Products Corporation Savings Plan
                                         Item 27d - Schedule of Reportable Transactions
                                              For the Year Ended December 31, 1998
                                          Employer Identification Number - 13-2526821
                                                       Plan Number - 045


                                                                                                     (h) CURRENT
                                                                        (f) EXPENSES                   VALUE OF
                                         (c)                               INCURRED                    ASSET ON
(a&b) IDENTITY OF PARTY INVOLVED     PURCHASE   (d)SELLING   (e) LEASE      WITH        (g) COST OF   TRANSACTION   (i) NET GAIN OR
      AND DESCRIPTION OF ASSET        PRICE       PRICE       RENTALS    TRANSACTION         ASSET        DATE            LOSS
------------------------------------------------------------------------------------------------------------------------------------


BANK OF BOSTON
     30 PURCHASES                 $74,732,991            $0        $0            $0     $74,732,991    $74,732,991                $0
     30 SALES                              $0   $74,732,991        $0            $0     $74,732,991    $74,732,991                $0

JOHN HANCOCK MUTUAL
     2 PURCHASES                  $60,468,668            $0        $0            $0     $60,468,668    $60,468,668                $0
     6 SALES                               $0   $58,866,855        $0            $0     $58,866,855    $58,866,855                $0

MONUMENTAL LIFE INSURANCE
     28 PURCHASES                $128,278,000            $0        $0            $0    $128,278,000   $128,278,000                $0
     28 SALES                              $0  $132,604,577        $0            $0    $132,604,577   $132,604,577                $0

FIDELITY INSTITUTIONAL MONEY
MARKET FUND
     219 PURCHASES               $572,542,946            $0        $0            $0    $572,542,946   $572,542,946                $0
     247 SALES                             $0  $563,067,367        $0            $0    $563,067,367   $563,067,367                $0

AHPC COMMON STOCK FUND
     252 PURCHASES               $521,833,276            $0        $0            $0    $521,833,276   $521,833,276                $0
     252 SALES                             $0  $534,624,124        $0            $0    $432,325,369   $534,624,124      $102,298,755

FIDELITY MAGELLAN FUND
     252 PURCHASES                $74,068,787            $0        $0            $0     $74,068,787    $74,068,787                $0
     248 SALES                             $0   $61,902,654        $0            $0     $55,415,891    $61,902,654        $6,486,763

FIDELITY BALANCED FUND
     251 PURCHASES                $49,552,930            $0        $0            $0     $49,552,930    $49,552,930                $0
     249 SALES                             $0   $46,692,704        $0            $0     $42,737,424    $46,692,704        $3,955,280

FIDELITY SPARTAN U.S.
EQUITY INDEX FUND
     252 PURCHASES               $115,838,024            $0        $0            $0    $115,838,024   $115,838,024                $0
     252 SALES                             $0  $139,773,123        $0            $0    $111,666,613   $139,773,123       $28,106,510


(A) Reportable  transactions  are those purchases and sales of the same security which, individually or in the aggregate, exceed 5%
    of the total Plan net assets as of the beginning of the Plan year.

                        The accompanying notes to financial statements are an integral part of this schedule.











                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS
                   -----------------------------------------



As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K into the American Home Products Corporation previously filed Form S-3 Registration Statements Nos. 33-45324 and 33-57339 and
Form S-8 Registration  Statements Nos. 2-96127,  33-24068,  33-53733,  33-41434,
33-55449, 33-45970, 33-14458, 33-50149, 33-55456, 333-15509, and 333-76939.

                                    ARTHUR ANDERSEN LLP

New York, New York
June 23, 1999


